UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 3, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2023 Results”, dated August 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 3, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Second Quarter and First Half 2023 Results

Strong H1 growth with FY revenue guidance raised, 12-Point Plan on track

3 August 2023

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, reports results for the second quarter and first half ended 1 July 2023:

	1 July	2 July	Reported	Underlying
	2023	2022	growth	growth
	$m	$m	%	%
Second Quarter Results[1,2]
Revenue	1,379	1,293	6.6	7.8

Half Year Results[1,2]
Revenue	2,734	2,600	5.2	7.3
Operating profit	275	242
Operating profit margin (%)	10.0	9.3
EPS (cents)	19.7	20.2

Trading profit	417	440
Trading profit margin (%)	15.3	16.9
EPSA (cents)	34.9	38.1

Q2 Trading Highlights1,2

●	Q2 revenue of $1,379 million (Q2 2022: $1,293 million), up 7.8% on an underlying basis (6.6% on a reported basis including -120bps FX headwind)
●	Orthopaedics revenue up 5.8% (4.6% reported), reflecting higher procedure volumes, accelerating robotics adoption and reduced China VBP headwind
●	Sports Medicine & ENT up 12.0% (10.4% reported), with strong growth across both shoulder and knee repair
●	Advanced Wound Management up 6.2% (5.5% reported), led by double-digit growth from our negative pressure wound therapy portfolio

H1 Highlights1,2

●	H1 revenue of $2,734 million (H1 2022: $2,600 million), up 7.3% on an underlying basis (5.2% on a reported basis including -210bps FX headwind)
●	Operating profit of $275 million (H1 2022: $242 million)
●	Trading profit of $417 million (H1 2022: $440 million). Trading profit margin of 15.3% (H1 2022: 16.9%), reflecting expected seasonality and higher input inflation, transactional FX and increased sales and marketing to drive growth
●	Cash generated from operations $215 million (H1 2022: $227 million). Trading cash flow $110 million (H1 2022: $154 million), primarily due to inventory increase
●	Interim dividend of 14.4¢, in line with prior year

2023 Full Year Outlook1,2

●	Increased full year underlying revenue growth guidance of 6.0% to 7.0% (previously 5.0% to 6.0%)
●	Unchanged trading profit margin guidance, expected to be at least 17.5%

Strategic Highlights1,2

●	Progress building foundations for sustainable higher growth through 12-Point Plan:
o	Significant improvement in product availability and commercial execution in Orthopaedics
o	Productivity improvements delivered with inventory reductions to follow
o	Work to further accelerate growth in Advanced Wound Management and Sports Medicine & ENT on track
●	Increased cadence of new product launches to drive future higher growth

Chief Financial Officer to step down in Q2 2024

●	Anne-Françoise Nesmes has informed the Board of her intention to step down as Chief Financial Officer during the second quarter of 2024. The exact timing of her departure will be announced in due course
●	The Board has initiated an external search for her successor
●	See separate announcement issued today for further information

Deepak Nath, Chief Executive Officer, said:

“I am pleased to report strong first half revenue growth across our business. The continued outperformance in Sports Medicine and Advanced Wound Management - representing 60% of our business - has continued. In Orthopaedics, our actions to improve product supply and execution have increased our ability to benefit from strong elective procedure volumes. Overall, these results have given us the confidence to increase our full year revenue growth guidance.

“Margin development in the first half was in line with our expectations. In the second half, we expect a clear step up in both trading margin and cash generation as we begin to see the benefit of productivity gains and start bringing down inventory levels.

“Importantly, we continue to build the foundations for sustainable higher growth through our 12-Point Plan, with product availability improving and a high cadence of innovation. So far this year we have launched 13 new products, with major launches underway in high growth segments including robotics, shoulder replacement and negative pressure wound therapy.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held at 8.30am BST / 3.30am EDT, details of which are available at https://www.smith-nephew.com/en/about-us/investors#quarterly-reporting.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2022 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 32 to 35 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 32 to 35 and are reconciled to the most directly comparable financial measures prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2023 Results

Delivering our transformational Strategy for Growth

Smith+Nephew delivered a strong trading performance in the first half of 2023, with revenue of $2,734 million (H1 2022: $2,600 million). This represented growth of 7.3% on an underlying basis, ahead of our expectations. On a reported basis, revenue growth was 5.2%, including a translational foreign exchange headwind of -210bps.

All three business units contributed to this positive result. In Sports Medicine & ENT and Advanced Wound Management, our outperformance from recent years continued. In Orthopaedics, our actions to improve product availability and commercial execution are starting to have a positive impact and we were better placed to participate in a strong environment for elective procedures in the first half.

As we approach the halfway point of the 12-Point Plan, we are on track to build the foundations for sustainable higher growth. Our high cadence of innovation has also continued with major launches in high growth segments, including robotics, shoulder replacement and negative pressure wound therapy.

Making progress across our 12-Point Plan

In July 2022 we announced our 12-Point Plan to fundamentally change the way we operate and transform business performance. The 12-Point Plan is focused on:

●	Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology;
●	Improving productivity, to support trading profit margin expansion; and
●	Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT business units.

We have made considerable progress in our work to fix the foundations of our Orthopaedics business unit.

On product availability, we have reduced our overdue orders by around 50% from the peak in the first half of 2022 and improved the percentage of customer order lines that are filled, measured by line-item fill rates (LIFR). In the US we are around 85% of the way towards reaching industry-standards for non-instrument set LIFR. A significant driver of these improvements has been the new demand and supply planning process which brings a deeper level of specificity and collaboration between our operations and commercial teams. We are also benefiting from our actions to improve logistics and redeploy implants and instrument sets from lower to higher-utilisation customers.

We continued to improve our commercial execution as well. In the first half we repositioned our offering, streamlined the organisation, simplified our commercial process and invested in deeper sales training for the Orthopaedics team. We are starting to see the benefits of our enhanced incentive plan, which better rewards performance, sales mix, robotic placement and implant pull-through.

We are also making good progress on improving productivity, including successfully updating and standardising pricing controls across our portfolio and reducing days sales outstanding. We expect inventory levels to start to fall in the second half of the year as we roll out recent product launches, consume raw materials and complete and deploy new instrument sets.

In line with our plan, our work on manufacturing optimisation is at an earlier stage, and the benefits from network simplification and cost and asset efficiencies should flow through later in the plan, supporting our mid-term margin improvement targets.

As previously disclosed, in aggregate we expect the benefits from our productivity actions to result in more than $200 million of annual savings by 2025 for around $275 million of restructuring costs over three years.

The important third element of the 12-Point Plan is focused on building on our consistent above-market performance from our Advanced Wound Management and Sports Medicine & ENT business units. Progress is also coming through across this workstream. Our negative pressure wound therapy business is benefitting from focused additional resource behind our sales force, delivering strong growth, and the pace of cross-business unit deals into Ambulatory Surgical Centers (ASCs) has more than doubled in 2023.

Increasing our cadence of innovation

Innovation is central to our higher growth ambitions. In February we announced our expectation for 25 new product launches in 2023, a significant increase from our recent average of 18 per year. At the half year we had completed 13 launches and are on track for our full year target.

In Orthopaedics, we continue to expand our robotics-assisted CORI◊ Surgical System.

In April we added the CORI Digital Tensioner, a proprietary device for soft tissue balancing in knee replacement, and the only tensioner for robotics-assisted surgery. This helps make planning more objective and eliminates inconsistencies in surgery from current manual or mechanical tools.

In May we brought additional data management capability onto CORI with the introduction of Personalized Planning powered by AI and the RI.INSIGHTS Data Visualization Platform. These two solutions transform data into contextual intelligence by enabling surgeons to better understand how pre-operative surgical plans and intra-operative decision-making link to post-operative outcomes.

In June we received 510(k) clearance from the United States Food and Drug Administration (FDA) for a saw solution on CORI, which we expect to roll out from the fourth quarter. This feature adds versatility, appealing to a broader range of surgeons, and makes CORI the only solution to offer robotics-assisted burring and saw bone-cutting options. This development was accelerated as part of the 12-Point Plan. It is another step in our journey of adding features and functionality as we continue to build out CORI at pace.

We are in the early stages of introducing our AETOS◊ Shoulder System, an important part of our growth plans for Trauma & Extremities. AETOS is designed with both patient and surgeon benefits in mind. For example, the MetaStem aligns with the market trend towards minimally invasive short stem devices. Short stems are easier to implant, have improved bone preservation, and are a better fit to anatomy. AETOS will enable Smith+Nephew to compete effectively in the $1.3 billion shoulder market, which, at around 9% CAGR, is one of the fastest growing segments in Orthopaedics.

In Sports Medicine, we introduced the UltraTRAC◊ QUAD ACL Reconstruction Technique, bringing together new tendon harvest and preparation guides with our family of ULTRABUTTON◊ Adjustable Fixation Devices. These technologies work together to provide an innovative procedural solution, expanding Smith+Nephew’s ability to address surgeon graft preference in knee repair.

In Advanced Wound Management, we are at the early stages of releasing the new RENASYS◊ EDGE Negative Pressure Wound Therapy System. This is designed to reduce inefficiency and complexity and features an improved user interface for enhanced intuitiveness and simplicity and a durable pump built to offer virtually maintenance-free use.

We also continue to invest in the production of clinical evidence, which we view as an increasingly important differentiator. During the first half, we announced new evidence demonstrating that COBLATION◊ Technology can accelerate ENT patient recovery with fewer complications compared with total tonsillectomy techniques. We also highlighted new data supporting improved outcomes from our VISIONAIRE◊ Patient-Specific Instrumentation for total knee arthroplasty compared with conventional instrumentation.

Second Quarter 2023 Trading Update

Our second quarter revenue was $1,379 million (Q2 2022: $1,293 million), up 7.8% year-on-year on an underlying basis. On a reported basis this represented growth of 6.6%, including a translational -120bps headwind from foreign exchange (primarily due to the strength of the US Dollar). The second quarter comprised 63 trading days, in line with the equivalent period in 2022.

Orthopaedics delivered revenue growth of 5.8% (4.6% reported), an acceleration from the first quarter. This was driven by the increase in elective procedure volumes as well as accelerated growth from our robotics business. We also annualised the impact of hip and knee implant Volume Based Procurement (VBP) in China during the quarter.

Sports Medicine & ENT delivered growth of 12.0% (10.4% reported) and Advanced Wound Management revenue grew 6.2% (5.5% reported), as both continued to perform strongly, building on their innovative and broad portfolios and excellent commercial execution.

This good overall performance was achieved despite some continued supply chain challenges. In Orthopaedics, disruptions delayed the completion and deployment of some instrument sets, and we saw some component shortages in Sports Medicine.

Revenue growth in our Established Markets was up 7.1% (6.8% reported). Within this, the US delivered 6.3% revenue growth (6.3% reported) and Other Established Markets 8.5% revenue growth (7.8% reported), as elective procedure volumes stayed strong across Europe and Asia-Pacific. Emerging Markets revenue was up 11.0% (5.5% reported), resulting from volume recovery in China following the Covid-related restrictions at the start of the year.

Second Quarter Consolidated Revenue Analysis

	1 July	2 July	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	554	530	4.6	5.8	-	-1.2
Knee Implants	238	223	6.6	7.8	-	-1.2
Hip Implants	152	149	1.9	3.4	-	-1.5
Other Reconstruction(ii)	27	23	20.4	21.0	-	-0.6
Trauma & Extremities	137	135	1.4	2.5	-	-1.1

Sports Medicine & ENT	422	381	10.4	12.0	-	-1.6
Sports Medicine Joint Repair	229	206	10.9	12.5	-	-1.6
Arthroscopic Enabling Technologies	145	140	3.2	4.6	-	-1.4
ENT (Ear, Nose and Throat)	48	35	36.2	38.9	-	-2.7

Advanced Wound Management	403	382	5.5	6.2	-	-0.7
Advanced Wound Care	181	178	1.6	2.7	-	-1.1
Advanced Wound Bioactives	138	134	3.2	3.1	-	0.1
Advanced Wound Devices	84	70	20.0	21.4	-	-1.4

Total	1,379	1,293	6.6	7.8	-	-1.2

Consolidated revenue by geography
US	734	690	6.3	6.3	-	-
Other Established Markets(iii)	403	374	7.8	8.5	-	-0.7
Total Established Markets	1,137	1,064	6.8	7.1	-	-0.3
Emerging Markets	242	229	5.5	11.0	-	-5.5
Total	1,379	1,293	6.6	7.8	-	-1.2
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

Revenue from our Orthopaedics business unit was up 5.8% (4.6% reported) in the second quarter. Orthopaedics grew by 7.7% underlying excluding China, where we saw a reduced headwind from VBP as this impact annualised.

Knee Implants revenue was up 7.8% (6.6% reported) and Hip Implants revenue was up 3.4% (1.9% reported). Knee performance was led by our kinematic JOURNEY II◊ Knee System and LEGION◊ Revision Knee System. Hip growth was led by our POLAR3◊ Total Hip Solution, OR3O◊ Dual Mobility Hip System and REDAPT◊ Revision Hip System. Other Reconstruction revenue growth was 21.0% (20.4% reported). We delivered strong growth from our robotics-assisted CORI Surgical System across a wide range of healthcare facilities, including ASCs, and more than half of CORI sales included applications for both knee and hip procedures. In Trauma & Extremities revenue growth was 2.5% (1.4% reported), a step up from the first quarter with a strong performance from US Trauma as we drove sales of the EVOS◊ Plating System. We expect growth to accelerate further across the year as we continue to roll-out EVOS, expand the launch of the new AETOS Shoulder System, and lap local market exits made in 2022.

Sports Medicine & ENT

Sports Medicine & ENT delivered strong revenue growth of 12.0% (10.4% reported).

Sports Medicine Joint Repair revenue was up 12.5% (10.9% reported) in the quarter with good growth across our knee and shoulder repair portfolios. We delivered strong double-digit growth from our REGENETEN◊ Bioinductive Implant. Arthroscopic Enabling Technologies revenue grew 4.6% (3.2% reported), driven by our WEREWOLF◊ Fastseal COBLATION system and mechanical resection, offsetting a slower quarter in video. ENT revenue was up 38.9% (36.2% reported), reflecting the continued recovery in tonsil and adenoid procedure volumes.

Advanced Wound Management

Advanced Wound Management revenue growth was 6.2% (5.5% reported).

Advanced Wound Care revenue was up 2.7% (1.6% reported), including good growth from our foams and film portfolio and a strong quarter in Europe. Advanced Wound Bioactives revenue was up 3.1% (3.2% reported), led by our skin substitutes portfolio, where there is strong clinical evidence supporting the use of our GRAFIX◊ Membrane. Advanced Wound Devices revenue was up 21.4% (20.0% reported), with continued strong growth from both our single-use PICO◊ Negative Pressure Wound Therapy System and our traditional RENASYS◊ Negative Pressure Wound Therapy System.

First Half 2023 Consolidated Analysis

Smith+Nephew results for the first half ended 1 July 2023:

	Half year	Half year	Reported
	2023	2022	growth
	$m	$m	%
Revenue	2,734	2,600	5.2
Operating profit	275	242
Acquisition and disposal related items	(17)	1
Restructuring and rationalisation costs	46	63
Amortisation and impairment of acquisition intangibles	102	105
Legal and other	11	29
Trading profit(i)	417	440	-5
	¢	¢
Earnings per share ('EPS')	19.7	20.2	-2
Acquisition and disposal related items	0.1	(0.2)
Restructuring and rationalisation costs	4.6	5.8
Amortisation and impairment of acquisition intangibles	9.1	9.4
Legal and other	1.4	2.9
Adjusted Earnings per share ('EPSA')(i)	34.9	38.1	-8

(i)	See Other Information on pages 32 to 35

First Half 2023 Analysis

Our first half revenue was $2,734 million (H1 2022: $2,600 million), up 7.3% on an underlying basis and up 5.2% on a reported basis, including a translational foreign exchange headwind of -210bps. The first half comprised 127 trading days, in line with the equivalent period in 2022.

The Group reported an operating profit of $275 million (H1 2022: $242 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 32 to 35).

Trading profit was $417 million in the first half (H1 2022: $440 million), with a trading profit margin of 15.3% (H1 2022: 16.9%). The margin decline reflects persistent inflation, a transactional foreign exchange headwind and increased sales and marketing, partly offset by productivity improvements (see Note 2 to the Interim Financial Statements for global business unit trading profit).

Restructuring costs related to the efficiency and productivity work underway across the Group totalled $46 million (see Note 2 to the Interim Financial Statements).

Cash generated from operations was $215 million (H1 2022: $227 million) and trading cash flow was $110 million (H1 2022: $154 million), with the year on year reduction primarily driven by working capital movements due to increased inventory. This included stock to support acceleration in negative pressure wound therapy, accumulation of both products and instrument sets due to supply constraints for a small number of components holding back completion and deployment, and increased factory inventory from spot buying of raw materials, as well as inventory growth tracking the overall growth of revenue.

Looking ahead, we expect inventory days to decrease as we deliver growth in negative pressure wound therapy; the reliability of global supply chains continues to improve; instrument sets are completed and deployed; and we reduce production volumes relative to sales (see Other Information on pages 32 to 35 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 26% (H1 2022: 35%), which is expected to improve in the second half of 2023 as the above factors take effect.

The net interest charge within reported results was $44 million (H1 2022: $32 million), with the change due to an increase in net debt year on year and an increase in the overall weighted average interest rate given the prevailing higher rate environment. The Group’s net debt, excluding lease liabilities, increased from $2,339 million at 31 December 2022 to $2,656 million at 1 July 2023 (see Note 6 to the Interim Financial Statements), with committed facilities of $3.7 billion. We expect to finish 2023 with leverage of 2.0x, unchanged year-on-year.

Our reported tax for the period ended 1 July 2023 was a charge of $39 million (H1 2022: $27 million). The tax rate on trading results for the period ended 1 July 2023 was 17.4% (H1 2022: 17.6%) (see Note 3 to the Interim Financial Statements and Other Information on pages 32 to 35 for further details on taxation).

Basic earnings per share (‘EPS’) was 19.7¢ (39.4¢ per ADS) (H1 2022: 20.2¢ per share). Adjusted earnings per share (‘EPSA’) was 34.9¢ (69.8¢ per ADS) (H1 2022: 38.1¢ per share).

Interim Dividend

The interim dividend is 14.4¢ per share (28.8¢ per ADS), in line with 2022. This equates to 11.2p per share at prevailing exchange rates as of 28 July 2023. This dividend is payable on 1 November 2023 to shareholders whose names appear on the register at the close of business on 6 October 2023 (see Note 4 to the Interim Financial Statements for further detail).

2023 Full Year Outlook

In February we announced our guidance for 2023 targeting both revenue growth and trading profit margin above 2022.

Following our strong first half revenue growth, we are upgrading our underlying revenue growth target for the full year to be in the range of 6.0% to 7.0% (previously 5.0% to 6.0%). On a reported basis the updated guidance equates to a range of around 6.0% to 7.0% based on exchange rates prevailing on 28 July 2023.

For trading profit margin, we continue to expect to deliver at least 17.5%. We expect a significant step up in margin in the second half driven by typical seasonality, combined with positive operating leverage from revenue growth and the accumulating benefits of productivity improvements, which more than offset the continuing headwinds from raw material cost inflation, higher wages and a -120bps headwind from transactional foreign exchange.

The tax rate on trading results for 2023 is now forecast to be around 17% subject to any material changes to tax law or other one-off items (previously around 19%).

Forward calendar

The Q3 Trading Report will be released on 2 November 2023.

Smith+Nephew will be holding a Meet the Management event in London on 29 November 2023. More details will be published in due course.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology company that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 19,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	1 July	2 July	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	Growth(i)	/disposals	impact
Consolidated revenue by product by business unit	$m	$m	%	%	%	%
Orthopaedics	1,102	1,071	2.9	4.8	-	-1.9
Knee Implants	475	454	4.4	6.4	-	-2.0
Hip Implants	303	298	1.9	4.0	-	-2.1
Other Reconstruction(ii)	51	43	18.5	20.4	-	-1.9
Trauma & Extremities	273	276	-0.9	0.8	-	-1.7

Sports Medicine & ENT	843	778	8.4	11.0	-	-2.6
Sports Medicine Joint Repair	457	426	7.2	9.8	-	-2.6
Arthroscopic Enabling Technologies	293	281	4.4	6.8	-	-2.4
ENT (Ear, Nose and Throat)	93	71	31.6	34.9	-	-3.3

Advanced Wound Management	789	751	5.1	7.0	-	-1.9
Advanced Wound Care	356	360	-1.0	1.8	-	-2.8
Advanced Wound Bioactives	274	252	8.7	8.7	-	-
Advanced Wound Devices	159	139	14.2	17.2	-	-3.0

Total	2,734	2,600	5.2	7.3	-	-2.1

Consolidated revenue by geography
US	1,471	1,350	9.0	9.0	-	-
Other Established Markets(iii)	807	778	3.7	7.7	-	-4.0
Total Established Markets	2,278	2,128	7.1	8.5	-	-1.4
Emerging Markets	456	472	-3.3	1.7	-	-5.0
Total	2,734	2,600	5.2	7.3	-	-2.1
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2023 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 1 July 2023

		Half year	Half year
		2023	2022
	Notes	$m	$m
Revenue	2	2,734	2,600
Cost of goods sold		(836)	(773)
Gross profit		1,898	1,827
Selling, general and administrative expenses		(1,457)	(1,411)
Research and development expenses		(166)	(174)
Operating profit	2	275	242
Interest income		18	3
Interest expense		(62)	(35)
Other finance costs		-	(5)
Share of results of associates		(20)	(1)
Profit before taxation		211	204
Taxation	3	(39)	(27)
Attributable profitA		172	177
Earnings per shareA
Basic		19.7¢	20.2¢
Diluted		19.7¢	20.2¢

Unaudited Group Statement of Comprehensive Income for the Half Year ended 1 July 2023

	Half year	Half year
	2023	2022
	$m	$m
Attributable profitA	172	177
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(61)	60
Taxation on other comprehensive income	17	(15)
Total items that will not be reclassified to income statement	(44)	45

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	16	(99)
Net losses on cash flow hedges	12	12
Taxation on other comprehensive income	(2)	(1)
Total items that may be reclassified subsequently to income statement	26	(88)
Other comprehensive loss for the period, net of taxation	(18)	(43)
Total comprehensive income for the periodA	154	134

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 1 July 2023

		1 July	31 December	2 July
		2023	2022	2022
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,421	1,455	1,460
Goodwill		3,049	3,031	3,022
Intangible assets		1,180	1,236	1,316
Investments		8	12	10
Investment in associates		27	46	185
Other non-current assets		9	12	15
Retirement benefit assets		84	141	170
Deferred tax assets		188	177	168
		5,966	6,110	6,346
Current assets
Inventories		2,411	2,205	1,990
Trade and other receivables		1,269	1,264	1,219
Current tax receivable		8	37	34
Cash at bank	6	190	350	516
		3,878	3,856	3,759
TOTAL ASSETS		9,844	9,966	10,105

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175	175
Share premium		615	615	615
Capital redemption reserve		20	20	20
Treasury shares		(107)	(118)	(106)
Other reserves		(433)	(459)	(434)
Retained earnings		4,963	5,026	5,125
Total equity		5,233	5,259	5,395

Non-current liabilities
Long-term borrowings and lease liabilities	6	2,633	2,712	2,281
Retirement benefit obligations		67	70	67
Other payables		49	90	91
Provisions		88	84	41
Deferred tax liabilities		7	36	113
		2,844	2,992	2,593

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	407	160	612
Trade and other payables		955	1,098	1,013
Provisions		219	243	287
Current tax payable		186	214	205
		1,767	1,715	2,117
Total liabilities		4,611	4,707	4,710
TOTAL EQUITY AND LIABILITIES		9,844	9,966	10,105

Unaudited Condensed Group Cash Flow Statement for the Half Year ended 1 July 2023

	Half year	Half year
	2023	2022
	$m	$m
Cash flows from operating activities
Profit before taxation	211	204
Net interest expense	44	32
Depreciation, amortisation and impairment	297	309
Share of results of associates	20	1
Share-based payments expense (equity-settled)	19	23
Net movement in post-retirement obligations	(3)	2
Movement in working capital and provisions	(373)	(344)
Cash generated from operations	215	227
Net interest and finance costs paid	(39)	(33)
Income taxes (paid)/refunded	(63)	13
Net cash inflow from operating activities	113	207

Cash flows from investing activities
Acquisitions, net of cash acquired	(15)	(97)
Capital expenditure	(167)	(173)
Distribution from associate	-	2
Net cash used in investing activities	(182)	(268)
Net cash outflow before financing activities	(69)	(61)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	-	1
Proceeds from own shares	1	5
Purchase of own shares	-	(133)
Payment of capital element of lease liabilities	(28)	(27)
Equity dividends paid	(201)	(202)
Cash movements in borrowings	146	(357)
Settlement of currency swaps	(4)	9
Net cash used in financing activities	(86)	(704)

Net decrease in cash and cash equivalents	(155)	(765)
Cash and cash equivalents at beginning of year	344	1,285
Exchange adjustments	(6)	(8)
Cash and cash equivalents at end of periodB	183	512

B	Cash and cash equivalents at the end of the period are net of overdrafts of $7m (2 July 2022: $4m).

Unaudited Group Statement of Changes in Equity for the Half Year ended 1 July 2023

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	175	615	20	(118)	(459)	5,026	5,259
Attributable profitA	-	-	-	-	-	172	172
Other comprehensive incomeA	-	-	-	-	26	(44)	(18)
Equity dividends paid	-	-	-	-	-	(201)	(201)
Share-based payments recognised	-	-	-	-	-	19	19
Taxation on share-based payments	-	-	-	-	-	1	1
Cost of shares transferred to beneficiaries	-	-	-	11	-	(10)	1
At 1 July 2023	175	615	20	(107)	(433)	4,963	5,233

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022	177	614	18	(120)	(346)	5,225	5,568
Attributable profitA	-	-	-	-	-	177	177
Other comprehensive incomeA	-	-	-	-	(88)	45	(43)
Equity dividends paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	23	23
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Purchase of own sharesC	-	-	-	(133)	-	-	(133)
Cost of shares transferred to beneficiaries	-	-	-	18	-	(13)	5
Cancellation of treasury sharesC	(2)	-	2	129	-	(129)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 2 July 2022	175	615	20	(106)	(434)	5,125	5,395

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	During the half year ended 1 July 2023 no ordinary shares were purchased or cancelled (H1 2022: 8.2m ordinary shares were purchased at a cost of $133m and 7.8m shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s annual accounts for the year ended 31 December 2022 which were prepared in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2022. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current challenging economic environment have been considered as part of the Group’s adoption of the going concern basis for its Interim Financial Statements for the period ended 1 July 2023, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group’s net debt, excluding lease liabilities, at 1 July 2023 was $2,656m (see Note 6) with committed facilities of $3.7bn. The Group has $105m of private placement debt due for repayment in the second half of 2023. $100m of private placement debt is due for repayment in the first half of 2024. $1,160m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the forecast period. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2022. The principal risks and uncertainties continue to be: business continuity and business change; commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and taxation and foreign exchange. Further detail on these risks can be found in the 2022 Annual Report of the Group on pages 71-77.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2022. The Group’s statutory financial statements for the year ended 31 December 2022 have been delivered to the Registrar of Companies.

New accounting standards effective 2023

A number of new amendments to standards are effective from 1 January 2023 but they do not have a material effect on the Group’s financial statements except for

Deferred Tax related to Assets and Liabilities arising from a Single Transaction -Amendment to IAS 12, which the Group has adopted.

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences such as leases.

The Group previously accounted for deferred tax on leases where the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there is no impact on the balance sheet because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at 1 January 2023 as a result of the change.

The policy for recognising and measuring income taxes in the interim period is consistent with that applied in the comparative interim period except for the changes outlined above as a result of the Group’s adoption of the amendments to IAS 12.

The change in accounting policy will also be reflected in the Group’s consolidated financial statements for the year ending 31 December 2023.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which will take effect for the Group from 1 January 2024.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which required the most use of management’s estimation in the half year ended 1 July 2023 were: valuation of inventories; liability provisioning and impairment. These are consistent with 31 December 2022 and there has been no change in the methodology of applying these critical estimates since the year ended 31 December 2022.

Management have considered the impact of the current challenging economic environment in:

Valuation of inventories

Management have assessed the current challenging economic environment on the provision for excess and obsolete inventory, specifically considering the impact of increased inventory levels. Management have not changed their methodology for calculating the provision since 31 December 2022, nor is any change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to higher inventory levels, the provision has increased from $504m at 31 December 2022 to $576m at 1 July 2023. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $576m at 1 July 2023. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in the second half of 2023 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. Management has considered whether there have been any changes to the number and value of claims since 31 December 2022 due to current challenging economic environment and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment

Management have assessed the non-current assets held by the Group at 1 July 2023 to identify any indicators of impairment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. No material impairments were identified as a result of the impairment reviews undertaken.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact.

The following considerations were made in respect of the interim financial statements:

a.	The impact of climate change on the going concern assessment and the viability of the Group over the next three years;
b.	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill; and
c.	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

2.    Business segment information

The Group’s operating structure is organised around three global business units (previously referred as franchises) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Accordingly, the Group has concluded that there are three reportable segments.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the business unit presidents, certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three business units and determines the best allocation of resources to the business units. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms.

Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2023	2022
	$m	$m
Segment revenue
Orthopaedics	1,102	1,071
Sports Medicine & ENT	843	778
Advanced Wound Management	789	751
Revenue from external customers	2,734	2,600

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product by business unit:

	Half year	Half year
	2023	2022
	$m	$m
Knee Implants	475	454
Hip Implants	303	298
Other Reconstruction	51	43
Trauma & Extremities	273	276
Orthopaedics	1,102	1,071
Sports Medicine Joint Repair	457	426
Arthroscopic Enabling Technologies	293	281
ENT (Ear, Nose & Throat)	93	71
Sports Medicine & ENT	843	778
Advanced Wound Care	356	360
Advanced Wound Bioactives	274	252
Advanced Wound Devices	159	139
Advanced Wound Management	789	751
Total	2,734	2,600

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2023			Half year 2022
	Established Markets (D)	Emerging Markets	Total	Established Markets (D)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,584	361	1,945	1,474	375	1,849
Advanced Wound Management	694	95	789	654	97	751
Total	2,278	456	2,734	2,128	472	2,600

D	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,471m (H1 2022: $1,350m), China revenue for the half year was $123m (H1 2022: $166m) and UK revenue for the half year was $96m (H1 2022: $95m).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2023	2022
	$m	$m
Segment profit
Orthopaedics	174	193
Sports Medicine & ENT	224	227
Advanced Wound Management	223	217
Segment trading profit	621	637
Corporate costs	(204)	(197)
Group trading profit	417	440
Acquisition and disposal related items	17	(1)
Restructuring and rationalisation expenses	(46)	(63)
Amortisation and impairment of acquisition intangibles	(102)	(105)
Legal and other	(11)	(29)
Group operating profit	275	242

Acquisition and disposal related items

For the half year ended 1 July 2023, credits relate to the remeasurement of deferred and contingent consideration for prior year acquisitions. These were partially offset by costs of integration for prior year acquisitions.

For the half year ended 2 July 2022, costs primarily relate to the acquisition and integration of Engage Surgical and prior year acquisitions. These costs were partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs

For the half year ended 1 July 2023, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme that was announced in February 2020.

For the half year ended 2 July 2022, these costs primarily relate to the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles

For both the half years ended 1 July 2023 and 2 July 2022, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half years ended 1 July 2023 and 2 July 2022, charges relate to legal expenses for ongoing metal-on-metal hip claims. These charges for the half year ended 1 July 2023 were partially offset by the release of a provision for an intellectual property dispute. For the half year to 2 July 2022, charges were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

The half years ended 1 July 2023 and 2 July 2022 also include costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

3.    Taxation

Tax rate

Our reported tax for the period ended 1 July 2023 was a charge of $39m, with an effective tax rate of 18.5% (H1 2022: $27m, effective tax rate of 13.2%).

OECD BEPS 2.0 – Pillar Two

The OECD Pillar Two Globe Rules introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. On 2 February 2023, the OECD published its Agreed Administrative Guidance for the Pillar Two Globe Rules providing greater detail on the application of the rules. On 23 May 2023, the International Accounting Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On 19 July 2023, the UK Endorsement Board adopted the IASB amendments to IAS 12. The Group will be subject to the Pillar Two Model Rules which is expected to result in an increase in our Group tax rate from 2024 onwards. The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

4.    Dividends

The 2022 final dividend totaling $201m was paid on 17 May 2023. The 2023 interim dividend of 14.4 US cents per ordinary share was approved by the Board on 3 August 2023. This dividend is payable on 1 November 2023 to shareholders whose names appear on the register at the close of business on 6 October 2023. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 16 October 2023. Shareholders may participate in the dividend re-investment plan and elections must be made by 16 October 2023.

5.    Acquisitions

Half year ended 1 July 2023

No acquisitions were made for the half year ended 1 July 2023.

The cash outflow from acquisitions in H1 2023 of $15m (H1 2022: $97m) comprises payments of consideration of $nil (H1 2022: $89m) relating to acquisitions in the current period and payments of deferred and contingent consideration of $15m (H1 2022: $8m) relating to acquisitions completed in prior periods.

The carrying value of goodwill increased from $3,031m at 31 December 2022 to $3,049m at 1 July 2023 due to foreign exchange movements.

Year ended 31 December 2022

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US.

The maximum consideration, all payable in cash, was $135m and the provisional fair value consideration was $131m and included $32m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Engage Surgical
$m
Intangible assets - Product-related	44
Property, plant & equipment	2
Inventory	2
Trade and other payables	(1)
Net assets	47
Goodwill	84
Consideration (net of $nil cash acquired)	131

The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

6.	Net debt

Net debt as at 1 July 2023 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	1 July	31 December	2 July
	2023	2022	2022
	$m	$m	$m
Cash at bank	190	350	516
Long-term borrowings	(2,489)	(2,565)	(2,154)
Bank overdrafts, borrowings and loans due within one year	(357)	(111)	(562)
Net currency swap asset	1	-	3
Net interest rate swap liability	(1)	(13)	-
Net debt	(2,656)	(2,339)	(2,197)
Non-current lease liabilities	(143)	(147)	(127)
Current lease liabilities	(50)	(49)	(50)
Net debt including lease liabilities	(2,849)	(2,535)	(2,374)

Reconciliation of net cash flow to movement in net debt including lease liabilities
Net cash flow from cash net of overdrafts	(155)	(930)	(765)
Settlement of currency swaps	4	(3)	(9)
Net cash flow from borrowings	(146)	396	357
Change in net debt from net cash flow	(297)	(537)	(417)
IFRS 16 lease liabilities	3	1	19
Exchange adjustment	(19)	47	73
Corporate bond issuance expense	(1)	3	-
Change in net debt in the year	(314)	(486)	(325)
Opening net debt	(2,535)	(2,049)	(2,049)
Closing net debt	(2,849)	(2,535)	(2,374)

The Group has $105m of private placement debt due for repayment in the second half of 2023 and $100m of private placement debt due for repayment in the first half of 2024.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	1 July	31 December	2 July	1 July	31 December	2 July
	2023	2022	2022	2023	2022	2022	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	44	46	64	44	46	64	Level 2
Investments	8	12	10	8	12	10	Level 3
Contingent consideration receivable	18	18	20	18	18	20	Level 3
Currency swaps	1	1	3	1	1	3	Level 2
	71	77	97	71	77	97
Financial assets not measured at fair value
Trade and other receivables	1,122	1,123	1,057
Cash at bank	190	350	516
	1,312	1,473	1,573
Total financial assets	1,383	1,550	1,670

Financial liabilities at fair value
Acquisition consideration	(50)	(78)	(100)	(50)	(78)	(100)	Level 3
Forward foreign exchange contracts	(28)	(42)	(34)	(28)	(42)	(34)	Level 2
Currency swaps	-	(1)	-	-	(1)	-	Level 2
Interest rate swaps	(1)	(13)	-	(1)	(13)	-	Level 2
	(79)	(134)	(134)	(79)	(134)	(134)
Financial liabilities not measured at fair value
Acquisition consideration	(7)	(14)	(16)
Bank overdrafts	(7)	(6)	(4)
Bank loans	(145)	-	(508)
Corporate bond not in a hedge relationship	(994)	(994)	(993)
Corporate bond in a hedge relationship	(540)	(516)	-
Private placement debt not in a hedge relationship	(1,160)	(1,160)	(1,210)
Trade and other payables	(918)	(1,040)	(954)
	(3,771)	(3,730)	(3,685)
Total financial liabilities	(3,850)	(3,864)	(3,819)

At 1 July 2023, the book value and market value of the USD corporate bond were $994m and $804m respectively (31 December 2022: $994m and $783m), the book value and market value of the EUR corporate bond were $540m and $553m respectively (31 December 2022: $516m and $531m). At 1 July 2023 the book value and fair value of the private placement debt were $1,160m and $1,071m respectively (31 December 2022: $1,160m and $987m).

There were no transfers between Levels 1, 2 and 3 during the half year ended 1 July 2023 and the year ended 31 December 2022. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020 and October 2022 are publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 1 July 2023 and the year ended 31 December 2022 for financial instruments measured using Level 3 valuation methods are presented below:

	1 July	31 December
	2023	2022
	$m	$m
Investments
At 1 January	12	10
Additions	-	2
Fair value remeasurement	(4)	-
	8	12

Contingent consideration receivable
At 1 January	18	20
Remeasurements	-	-
Receipts	-	(2)
	18	18

Acquisition consideration liability
At 1 January	(78)	(84)
Arising on acquisitions	-	(32)
Payments	7	20
Remeasurements	22	19
Discount unwind	(1)	(1)
	(50)	(78)

7b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. The UK discount rate has increased since 31 December 2022 by 40bps to 5.2% while the US discount rate decreased since 31 December 2022 by 10bps to 5.2%. The remeasurement loss of $61m recognised in Other Comprehensive Income (OCI) was principally made up of a $58m loss recorded due to the conclusion of the UK Defined Benefit Fund buy-in as noted below.

During the half year ended 1 July 2023, the Trustees concluded a full buy-in of the UK Defined Benefit Fund. The transaction resulted in a $58m loss being recognised in OCI with nil cash impact. In October 2022, US Pension Plan members were notified that Smith & Nephew Inc. would begin the termination process for the plan. This process is expected to be finalised by 2024.

8.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2023	2022	2022
Average rates
Sterling	1.23	1.23	1.30
Euro	1.08	1.05	1.09
Swiss Franc	1.10	1.05	1.06
Period end rates
Sterling	1.27	1.21	1.20
Euro	1.09	1.07	1.04
Swiss Franc	1.11	1.08	1.04

10. Subsequent events

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

There have been no changes in the Board of Directors of Smith & Nephew plc to those listed in the Smith & Nephew plc 2022 Annual Report.

By order of the Board:

Deepak Nath	Chief Executive Officer	3 August 2023
Anne-Françoise Nesmes	Chief Financial Officer	3 August 2023

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by Smith & Nephew plc (“the Company”) to review the condensed consolidated set of financial statements in the interim financial report for the period ended 1 July 2023 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 1 July 2023 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the latest annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards. The Group also prepared those annual accounts in accordance with IFRS as issued by International Accounting Standards Board (‘IASB’).

The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted for use in the UK and in addition to complying with their legal obligation to do so, have also applied IAS 34 as issued by the IASB to them.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Paul Nichols

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

3 August 2023

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,102	1,071	2.9	4.8	-	(1.9)
Sports Medicine & ENT	843	778	8.4	11.0	-	(2.6)
Advanced Wound Management	789	751	5.1	7.0	-	(1.9)
Revenue from external customers	2,734	2,600	5.2	7.3	-	(2.1)

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (EPS).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2023 Reported	2,734	275	211	(39)	172	215	19.7
Acquisition and disposal related items	-	(17)	(8)	9	1	6	0.1
Restructuring and rationalisation costs	-	46	49	(10)	39	50	4.6
Amortisation and impairment of acquisition intangibles	-	102	102	(22)	80	-	9.1
Legal and other[7]	-	11	14	(2)	12	34	1.4
Lease liability payments	-	-	-	-	-	(28)	-
Capital expenditure	-	-	-	-	-	(167)	-
Half year 2023 Adjusted	2,734	417	368	(64)	304	110	34.9

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half year 2022 Reported	2,600	242	204	(27)	177	227	20.2
Acquisition and disposal related items	-	1	-	(2)	(2)	11	(0.2)
Restructuring and rationalisation costs	-	63	63	(13)	50	59	5.8
Amortisation and impairment of acquisition intangibles	-	105	105	(23)	82	-	9.4
Legal and other[7]	-	29	32	(6)	26	57	2.9
Lease liability payments	-	-	-	-	-	(27)	-
Capital expenditure	-	-	-	-	-	(173)	-
Half year 2022 Adjusted	2,600	440	404	(71)	333	154	38.1

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items

For the half year ended 1 July 2023, credits relate to the remeasurement of deferred and contingent consideration for prior year acquisitions. These were partially offset by costs of integration for prior year acquisitions. Adjusted profit before tax for the half year ended 1 July 2023 additionally excludes acquisition and disposal items related to the Group’s shareholding in Bioventus.

For the half year ended 2 July 2022, costs primarily relate to the acquisition and integration of Engage Surgical and prior year acquisitions. These costs were partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs

For the half year ended 1 July 2023, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme that was announced in February 2020. Adjusted profit before tax for the half year ended 1 July 2023 additionally excludes restructuring costs related to the Group’s shareholding in Bioventus.

For the half year ended 2 July 2022, these costs primarily relate to the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles

For both the half years ended 1 July 2023 and 2 July 2022, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half years ended 1 July 2023 and 2 July 2022, charges relate to legal expenses for ongoing metal-on-metal hip claims. These charges for the half year ended 1 July 2023 were partially offset by the release of a provision for an intellectual property dispute. For the half year to 2 July 2022, charges were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

The half years ended 1 July 2023 and 2 July 2022 also include costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.